Exhibit 99.2

A P R I L 2 0 2 6 ( N A S D A Q : N C E L ) © 2 0 2 6 N EW C EL X L TD . REGENERATIVE MEDICINE TO CURE TYPE 1 DIABETES Leading The Evolution of Type 1 Diabetes Cure With a Scalable Platform Producing Enriched, High - quality Stem Cell – derived Islets

Disclaimer This presentation contains express or implied forward - looking statements within the Private Securities Litigation Reform Act of 1995 and other U . S . Federal securities laws . For example, NewCelX Ltd . (“NewCelX,” “we,” “our” or “us”) is using forward - looking statements when we discuss the timing and outcome of our planned clinical trials, including the Phase IIa trial of AstroRx® in ALS ; our expectations regarding the pre - IND and IND filings for IsletRx ; the development and regulatory path for the DOXA platform ; our ability to obtain regulatory approvals ; our ability to secure and maintain patent protection ; our plans for collaborations and partnerships ; our anticipated market opportunities ; and, our prospects for future growth and revenue generation . These forward - looking statements and their implications are based on the current expectations of our management only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward - looking statements . The following factors, among others, could cause actual results to differ materially from those described in the forward - looking statements : changes in technology and market requirements ; we may encounter delays or obstacles in launching and/or successfully completing our clinical trials ; our products may not be approved by regulatory agencies, our technology may not be validated as it progresses further and its methods may not be accepted by the scientific community ; we may be unable to retain or attract key employees whose knowledge is essential to the development of our products ; unforeseen scientific difficulties may develop with our process ; our products may wind up being more expensive than we anticipates results in the laboratory may not translate to equally good results in real clinical settings ; results of preclinical studies may not correlate with the results of human clinical trials ; our patents may not be sufficient ; our products may harm recipients ; changes in legislation may adversely impact us ; inability to timely develop and introduce new technologies, products and applications ; loss of market share and pressure on pricing resulting from competition, which could cause our actual results or performance to differ materially from those contemplated in such forward - looking statements . Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward - looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events . More detailed information about the risks and uncertainties affecting us is contained under the heading "Risk Factors" in our annual report on Form 20 - F for the year ended December 31 , 2024 filed with the Securities and Exchange Commission (SEC), which is available on the SEC's website, www . sec . gov, and in subsequent filings made by us with the SEC, including under the heading “Risk Factors” in our proxy statement/prospectus, filed with the SEC on September 10 , 2025 . Our logo and some of our trademarks and tradenames are used or incorporated by reference in this presentation . This presentation also includes trademarks, tradenames and service marks that are the property of other organizations . Solely for convenience, trademarks, tradenames and service marks referred to in this presentation may appear without the ®, TM and SM symbols, but those references are not intended to indicate in any way that we will not assert to the fullest extent under applicable law our rights or the rights of the applicable licensor to these trademarks, tradenames and service marks . We obtained the statistical data, market data and other industry data and forecasts described by reference in this presentation from market research, publicly available information and industry publications . Industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information . Similarly, while we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information . 2

Cure Type 1 diabetes We are a clinical stage regenerative medicine company focused on Type 1 Diabetes Cell Therapy using highly enriched stem cell - derived islets as scalable cell replacement therapy 3 3

The NewcelX Factor Today, Value Driven CORE PLATFORM Stem Cell Technology PRIMARY VALUE DRIVER Type 1 Diabetes PLATFORM VALIDATION Neurology – ALS AstroRx® ADJACENT CNS PLATFORM DOXA (Dual Orexin Agonist) STRATEGIC ALLIANCES • GMP Manufacturing • Clinical - Grade Bio - Banks • Off - the - Shelf Therapies • Scalable Multi - Indication Platform • Insulin - dependent diabetes • IND - enabling • Key partnering focus • Sleep disorders • Neurodegenerative disease optionality • Clinical - stage - FDA approved IND for Phase 2a • Proof of concept for stem cell platform 4

Cell Therapy in Type 1 Diabetes: Unmet Need 5 Insulin therapy and glucose management manages symptoms, but are not a cure Cell therapy for diabetes = Cure Islet transplantation patients achieve complete insulin independence 1. Cell Metab . 2019 Mar 5;29(3):545 - 563. doi: 10.1016/j.cmet.2019.02.007.

Global Market and Facts For Type 1 Diabetes Living with Type 1 Diabetes worldwide 1 9.5 MILLION PEOPLE 1.8 MILLION Children and adolescents below 20 years have type 1 diabetes 2 174,000 Premature Deaths attributed to Type 1 Diabetes 3 813B$ Lifetime cost in US for health expenditure in Type1 diabetes patients 4 The global insulin pump market size was valued at USD 6.08 billion in 2024 and is projected to grow to USD 21.65 billion by 2032. North America dominated the insulin pump market with a market share of 57.79% in 2023 5 . 6

An Active Market Key Recent Transactions, Developments & Validations 2019 Semma Therapeutics 2019 Acquired by Vertex $950M Preclinical islet cell therapy 1 Diabetes 2021 Diabetes and cell therapy Sana Biotechnology 2021 Aspect Biosystems /Novo Nordisk Lead asset licensing deal $75M upfr ont $750M total 7 2026 Diabetes ViaCyte 2022 Acquired by Vertex $320M 4 IPO – Nasdaq $6.4B Market Cap at IPO 2 2022 Lineage Cell Therapeutics / Roche (Genentech) Global collaboration & license (OpRegen®) $50M upfr ont $670M total potential value 3 2021 / 2022 Vertex / CRISPR Therapeutics 2023 Vertex will get non - exclusive rights to CRISPR Therapeutics’ CRISPR/Cas9 gene editing technology. $230M 5 2023 Diabetes Diabetes and Cell Therapy Diabetes 2026 2025 2025 SAB Bio private placement Diabetes $175 M upfront $284M total potential value 6 2020 2024 7

Major Technology Competition – Type 1 Diabetes

NEWCELX
TOWARD A CURE FOR TYPE 1 DIABETES

Company	Product	Development stage	Cell source	Technology
Cell Therapy Technology Competition				
Vertex[1]	**VX-880**	Phase 1-2-3	Stem cells-derived Islets	Liver infusion + immunosuppression
Seraxis[2]	**SR-02**	Phase 1	Stem cells-derived Islets	Omentum + immunosuppression
Sigilon (Ely Lilly)[3]	**SIG-002**	Preclinical	Stem-cell derived islets	Microencapsulation
Sernova[4]	**Stem-cell derived islets in Cell Pouch**	Preclinical	Stem-cell derived islets	Cell Pouch™ bio-hybrid organ
Aspect Biosystems (+Novo Nordisk)[5]	**Bioprined islets**	Preclinical	Stem-cell derived islets	Bioprinting
Sana Biotechnology[6]	**SC451**	Preclinical	Stem-cell derived islets	Immune evasion by genetic modification

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NEWCELX
TOWARD A CURE FOR TYPE 1 DIABETES

NCEL-101: Functional Islet Cells to cure diabetes from unlimited source - GMP PSCs line

Differentiation of PSCs into islet-like clusters

7-stage protocol, ~28 days for production

Recapitulating pancreatic development stages

Final enrichment step: capturing the elite cells for optimized clinical performance


PSC
S1
S2
S3
S4
S5
S6
S7
β cells enrichment
Pluripotent
Definitive Endoderm
Primitive gut tube
Posterior Foregut
Pancreatic progenitors
Endocrine progenitors
Immature Endocrine
Islet-like clusters
NCEL-101
NCEL-101: Enriched stem cells-derived islets

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Flagship Diabetes Program

NCEL-101 With Eledon Pharmaceuticals ("Eledon")

- Functional enriched insulin-secreting islets
- Physiologic glucose-responsive insulin release
- Unlimited and standardized cell supply
- Efficacy and safety in preclinical studies
- Durable – long term function in diabetic animal models

Immune Protection Soultion By Eledon

- Next generation immune supression drug: anti-CD40L monoclonal antibody, tegoprubart (AT-1501)
- Clinical experience from over 100 transplant patients treated with tegoprubart
- The immune modulation component is intended to enhance durability and graft survival of the cells



NEWCELX

Eledon Pharmaceuticals

NEWCELX
TOWARD A CURE FOR TYPE 1 DIABETES

Combination treatment

Streamlined Regulatory Pathway

IND in Q1 2027 | FIH Q2 2027

NEWCELX
TOWARD A CURE FOR TYPE 1 DIABETES
10

Co - development & Projects Pipeline Developments Type 1 Diabetes Indication NCEL - 201: In house product using encapsulation NCEL - 007: Collaboration project for hypo immune gene edited cells NCEL - 301: Collaboration project for device iTOL - 102 11

iTOL-102: Mechanism of Action

Durable, Localized Immune Tolerance

- Regenerative medicine without the need for life-long immunosuppression
- Leverages the naturally occurring protein, Fas Ligand (FasL)
- Creates localized immune privilege environment
- BIRD Grant funded (~$1M)
- Successful POC results (Q2 2024)
- Breakthrough designation by DRI
- Successful Pre-IND Meeting with the FDA (Q1 2025)

Mechanism of Action

Immobilized and co-localized FasL

BIRD
Israel-U.S.
Binational Industrial Research and Development Foundation



FasR
T cell
FasL
T-cell undergoes apoptosis
iTOL-100
Localized remodeling,
Functional engraftment

12

• Long - term therapeutic effect was achieved in an immunocompetent animal model (C57BL/6 mice) • NCEL - 201 cells are well protected from host immune system In House Product Development: NCEL - 201 Preclinical Efficacy NCEL - 201 treated diabetic mice (STZ) demonstrated balanced and normal blood glucose levels Days post treatment Blood Glucose (mg/dl) NCEL - 201 Control 13 https ://www.frontiersin.org/journals/endocrinology/articles/10.3389/fendo.2021.635405/ful l

Next Generation Cell Line
NCEL-007– Hypoimmune Cells

- Co-Development with TargetGene Biotechnologies Inc. Genome editing to evade immune system recognition allowing graft persistence.
- Using precise, validated, gene editing platform, with minimal off-target editing
- Enables the production of hypo immune cells for the treatment of Type 1 Diabetes
- No need for immune suppression
- Increased safety and efficacy



T-GEE protein
Guide A
Target DNA
Guide B
T-GEE protein

NCEL-301



200 µm

Intact
NCEL-301 cells

- **Bioengineered 3D Printed Device:** NCEL-301 cells can be implanted in a bioengineered device featuring a 3D printed scaffold for easier surgical retrieval and immuno-isolation
- **Innovative 3D Printing Process:** The scaffold utilizes melt electrospinning writing (MEW), a novel solvent-less technique that creates micrometer-thin fibers with highly controllable architectures
- **Successful Preclinical Results:** Encapsulated islets in scaffolds demonstrated production of human insulin and maintained viability for approximately 3 months in preclinical studies

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Proprietary expansion and differentiation processes

NEWCELX
TOWARD A CURE FOR TYPE 1 DIABETES


GMP quality Starting Material.
Pluripotent Stem Cell Expansion
Bio-Banking
Expansion and differentiation protocols
Clinical-grade Embryonic Stem Cell line
Large scale
Unlimited # of Pluripotent Stem Cell Bio-banks
Potential wide range of cells treating a wide range of diseases.

Key Platform Attributes

- Renewable pluripotent cell source enabling consistent supply
- No genetic modification required (unless indication-specific)
- Residual pluripotent cells controlled below detection limits
- Scalable for late-stage clinical development and commercialization
- Supports multi-indication expansion from a single platform

Proprietary Guided Differentiation (in-house cGMP)

- Controlled differentiation into target cell types
- Core focus:
  – Pancreatic / islet-like cells (Type 1 Diabetes)
- Platform validation:
  – Astrocytes (ALS – clinical-stage)
- Release-tested, ready-to-use formulation

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Proof of platform product execution from bench to bed: FDA - approved IND, phase 2a using AstroRx® cell therapy product for clinical trial in ALS patients 16

Astrocytes Cell Therapy Treatment for Neurodegenerative Diseases a Validated Platform AstroRx® AstroRx® has Orphan drug designation from the U.S. Food and Drug Administration (“FDA”) 17

NEWCELX
TOWARD A CURE FOR TYPE 1 DIABETES

Why Use Astrocytes for ALS - AstroRx®

In neurodegeneration, neurons die because their support cells (Astrocytes) fail
AstroRx® contains functional healthy astrocytes to protect ALS-diseased motor neurons using multiple mechanisms of action

In ALS, the patient's own astrocytes fail to support motor neuron survival		
Mechanism of Action	**ALS Patients' Astrocytes**	**AstroRx® Healthy, Functional Astrocytes**
Secrete neurotrophic factors [1]	☒	✓
Remove toxic factors (i.e. glutamate) [1]	☒	✓
Regulate oxidative stress [1]	☒	✓
Immune-modulation [2]	☒	✓

1. Izrael et al, 2020 Front Neurosci. 2020; 14: 824. doi: 10.3389/fnins.2020.00824
2. Izrael et al, 2021 Front Med (Lausanne) 2021; 8: 740071. doi: 10.3389/fmed.2021.740071



Healthy CNS Environment
ALS Patients' CNS Environment
Injecting AstroRx® Healthy, Functional Astrocytes in the CNS
Astrocyte
Neuron
Capillary
Astrocytes malfunction in ALS
AstroRx® Support motor neurons by secreting neurotrophic factors and clearing toxic environment

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3 - month Follow - up Results Demonstrated a Clinically Meaningful Decline in Disease Progression Clinical results are consistent between Cohorts A and B ALSFRS - R slope difference between 3 months pre - and post - treatment in Cohorts A and B GMP manufacturing to human dosing achieved Favorable safety profile in ALS Clinically meaningful signal in rapid progressors - 0.88 - 1.43 - 1.15 - 0.3 - 0.78 - 1.8 * p=0.0396, **p=0.0023, *** p=0.0004 (MMRM analysis) ALSFRS - R is a Clinically Accepted Measure of Disease State - 1.6 - 1.4 - 1.2 - 1 - 0.8 - 0.6 - 0.4 - 0.2 0 A A+B ALSFRS - R slope Slope pre Slope post * ** - 0.54 *** ALSFRS - R points/Month B AstroRx ® Phase 1/2a FIH clinical trial 19

Strategic Enhancements Positioned for potential out - licensing or strategic partnerships Target indications: • Targeting sleep – wake regulation • Rare Sleep Disorders (Narcolepsy, Idiopathic Hypersomnia) • Neurodegenerative / neuroinflammation diseases • Diabetes - Associated Neurological Disorders (DANS) DOXA (Dual Orexin - Receptor Agonist) Platform 20

Scalability & Clinical Manufacturing Capabilities From Art to Industry Long - term success in cell therapy through reproducible expansion and differentiation technology, manufacturing systems that are scalable, and cost - efficient Manufacturing Strategy Allogeneic, Off - the - Shelf Model Enables standardized production and broad patient access, proven ability for frozen product developed Core Advantage GMP Master Cell Banks Freezing technology - easily shipped worldwide Scale up manufacturing capabilities Agreement with well - established CDMO for clinical manufacturing 21

IND Preclinical Discovery Indication Program Priority Program Type 1 Diabetes NCEL - 101 Adjacent Programs Type 1 Diabetes ITOL - 102 NCEL - 201 NCEL - 301 NCEL - 007 ALS (Amyotrophic Lateral Sclerosis) AstroRx® (Platform Validation) Neurodegenerative Diseases (MS, PD) Narcolepsy, Sleep Disorders (PoC), DOXA Platform Neurodegenerative Diseases (PD) NewcelX Pipeline Focus – Type 1 Diabetes & CNS Disorders 22

Patent Protection Patents in major countries/markets such as the US, EU and other countries providing NewCelX with robust technology protection Methods for differentiating and purifying pancreatic endocrine cells Insulin producing cells derived from pluripotent stem cells Methods of generating glial and neuronal cells and use of same for the treatment of medical conditions of the CNS Methods of generating glial and neuronal cells Directed differentiation of astrocytes from human pluripotent stem cells for use in drug screening and the treatment of amyotrophic lateral sclerosis (ALS) Dihydro - quinazoline, - benzothiazine and - benzoxazine derivatives and use thereof as orexin receptors agonists for treating or preventing neurological diseases (Chemical matter / synthesis) Dihydro - quinazoline, - benzothiazine and - benzoxazine derivatives and use thereof as orexin receptors agonists for treating or preventing neurological diseases (Therapeutic use / indications) PCT Phase PCT Phase Granted 2 Granted Granted Granted Granted 1 1. 2. Excluding certain patents in the U.S. and Brazil. Excluding certain patents in the U.S., China, and Canada. 23

The Partnership "Blueprints" Model: We aim to monetize the platform in three ways: 1. Program Licensing: Regional deals for NCEL - 101/AstroRx ® 2. Platform Partnerships: Licensing the "Manufacturing Blueprints" to partners (e.g., Pharma wants Dopamine neurons; we build them) 3. Delivery Partnerships : Device co - development Corporate 24

Leadership Team

NEWCELX
TOWARD A CURE FOR TYPE 1 DIABETES



Ronen Twito
Executive Chairman & Chief Executive Officer



Prof. Michel Revel MD, PhD
Director & Chief Scientific Officer



Omri Hagai, CPA
Chief Financial Officer



Kfir Molakandov, PhD
Vice President of Research & Development



Prof. Ariel Revel, MD
Medical Director



Alex Zwyer, MBA
Director & Chief Business Officer



Eric Konofal, MD, PhD
Director Translational Neuroscience

Scientific Advisory Board



Julien Boisdron, MD
Chief Medical Officer, Roche



Prof. Tamir Ben Hur M.D, PhD
Associate Director, Hadassah BrainLabs



Jeremy M. Shefner, MD, PhD
Chief Medical Officer, Barrow Neurological Institute

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NEWCELX

NEWCELX

TOWARD A CURE FOR TYPE 1 DIAB

Hohstrasse 1

8302 Kloten

Switzerland

Headquarter in Switzerland :+41 44 512 21 50

Main office in Israel : +972-73-797-1613

info@newcelx.com

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References page

Page 5

1. https://www.cell.com/action/showPdf?pii=S1550-4131%2819%2930071-3

Page 6

1. https://www.diabetesresearchclinicalpractice.com/article/S0168-8227(25)00291-8/fulltext
2. https://diabetesatlas.org/data-by-indicator/type-1-diabetes-estimates/people-with-type-1-diabetes-0-19-y/
3. https://www.diabetesresearchclinicalpractice.com/article/S0168-8227(25)00291-8/fulltext
4. https://www.liebertpub.com/doi/10.1089/dia.2019.0398
5. https://www.fortunebusinessinsights.com/insulin-pump-market-102735#:~:text=KEY%20MARKET%20INSIGHTS,share%20of%2057.79%25%20in%202023.

Page 7

1. https://investors.vrtx.com/news-releases/news-release-details/vertex-acquire-semma-therapeutics-goal-developing-curative-cell
2. https://www.biopharmadive.com/news/sana-biotech-ipo-record-pace-2021/594496/
3. https://www.businesswire.com/news/home/20211220005028/en/Lineage-Establishes-Exclusive-Worldwide-Collaboration-With-Genentech-for-the-Development-and-Commercialization-of-OpRegen-RPE-Cell-Therapy-for-the-Treatment-of-Ocular-Disorders
4. https://www.fiercebiotech.com/biotech/vertex-absorbs-viacyte-320m-clearing-out-competition-stem-cell-based-diabetes-treatments
5. https://www.pharmaceutical-technology.com/news/vertex-crispr-diabetes-therapies/
6. https://www.globenewswire.com/news-release/2025/07/21/3118633/0/en/SAB-BIO-Announces-Oversubscribed-175-Million-Private-Placement.html
7. https://www.theglobeandmail.com/business/article-aspect-biosystems-expands-novo-nordisk-partnership/

Page 8

1. https://news.vrtx.com/news-releases/news-release-details/vertex-presents-positive-data-zimislecel-type-1-diabetes
2. https://seraxis.com/2024/10/15/oct-15-2024/
3. https://pryzm.ozmosi.com/product/26467
4. https://sernova.com/press_releases/sernova-biotherapeutics-provides-positive-interim-data-from-ongoing-phase-1-2-clinical-trial-of-cell-pouch-bio-hybrid-organ-in-patients-living-with-type-1-diabetes/
5. https://www.aspectbiosystems.com/news-resources/novo-nordisk-partnership-to-develop-bioprinted-tissue-therapeutics-for-diabetes-and-obesity
6. https://ir.sana.com/static-files/33b2aa85-6fb6-47cf-baa5-f97b587c8227

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